AB
3/4

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH, D.C.
211 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45109 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARREDEN GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 MORAGA WAY, SUITE 209
(No. and Street)

| MORAGA | CA | 94556 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREG MEYER 925-247-0950
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I WEISS, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

| 183 MADISON AVENUE | NEW YORK | NY | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11018318

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

9D 3/14/2011

## OATH OR AFFIRMATION

I, GREG MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARREDEN GROUP, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOUGLAS R. MEYER
COMM. #1915654
Notary Public - California
Contra Costa County
My Comm. Expires Dec. 7, 2014
NR01

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CARREDEN GROUP, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

## YEAR ENDED DECEMBER 31, 2010

# CARREDEN GROUP, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

David I. Weiss CPA, PLLC

Certified Public Accountants
Tax and Financial Consultants
183 Madison Avenue, Suite 803
New York, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

David I. Weiss, CPA
Gary M. Gittler, CPA

Members
American Institute of
Certified Public Accountants

New York State Society of
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. as at December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David I Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2011
New York, New York

# CARREDEN GROUP, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2010

### ASSETS

| | |
|---|---|
| Cash | $ 57,776 |
| Accounts Receivable | 1,858 |
| Prepaid Expenses | 1,641 |
| Other Assets | 1,729 |
| TOTAL ASSETS | $ 63,004 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| LIABILITIES | |
| Accrued Expenses | $ 11,600 |
| Income Taxes Payable | 1,764 |
| TOTAL LIABILITIES | 13,364 |
| STOCKHOLDERS' EQUITY | |
| Common Stock, No Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding | 25,000 |
| Additional Paid-in Capital | 406,361 |
| Retained Earnings (Deficit) | (381,721) |
| TOTAL STOCKHOLDERS' EQUITY | 49,640 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 63,004 |

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| REVENUES | | |
| Fee Income | $ 4,956,560 | |
| Reimbursed Overhead Expenses | 70,514 | |
| TOTAL REVENUES | | $ 5,027,074 |
| COST OF REVENUES | | |
| Consulting and Referral Fees | 4,830,861 | |
| TOTAL COST OF REVENUES | | 4,830,861 |
| GROSS PROFIT | | 196,213 |
| EXPENSES | | |
| Directors' Fees | 120,000 | |
| Information Technology Costs | 20,941 | |
| Registration and Regulatory Costs | 10,046 | |
| Professional Fees | 12,100 | |
| Consulting Fees | 5,287 | |
| Postage and Delivery | 1,904 | |
| Insurance | 554 | |
| Miscellaneous Expense | 1,543 | |
| TOTAL EXPENSES | | 172,375 |
| NET INCOME BEFORE OTHER INCOME AND (EXPENSE) AND PROVISION FOR INCOME TAXES | | 23,838 |
| OTHER INCOME (EXPENSE) | | |
| Interest Income | 12 | |
| TOTAL OTHER INCOME (EXPENSE) | | 12 |
| NET INCOME BEFORE PROVISION FOR INCOME TAXES | | 23,850 |
| PROVISION FOR INCOME TAXES | | (1,657) |
| NET INCOME | | $ 22,193 |

See Notes to Financial Statements

# CARREDEN GROUP, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2010

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balances - January 1, 2010 | $ 25,000 | $ 406,361 | $ (363,914) | $ 67,447 |
| Shareholders' Distributions | -- | -- | (40,000) | (40,000) |
| Net Income | -- | -- | 22,193 | 22,193 |
| Balances - December 31, 2010 | $ 25,000 | $ 406,361 | $ (381,721) | $ 49,640 |

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | | $ 22,193 |
| Changes in Assets and Liabilities: | | |
| Accounts Receivable | $ 16,721 | |
| Other Assets | (1,729) | |
| Prepaid Expenses | 3,935 | |
| Accrued Expenses | 2,350 | |
| Income Taxes Payable | 764 | |
| Total Adjustments | | 22,041 |
| Net Cash Provided by Operating Activities | | 44,234 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Net Cash Provided by Investing Activities | | -- |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Shareholders' Distributions | (40,000) | |
| Net Cash Applied to Financing Activities | | (40,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 4,234 |
| CASH AND CASH EQUIVALENTS - January 1, 2010 | | 53,542 |
| CASH AND CASH EQUIVALENTS - December 31, 2010 | | $ 57,776 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | |
|---|---|
| Cash Paid During the Year Ended December 31, 2010 for: | |
| Income Taxes | $ 1,000 |

See Notes to Financial Statements

CARREDEN GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1 - NATURE OF ORGANIZATION

Carreden Group, Inc. (the "Company") is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company also represents corporate clients in a broad range of transactions, including private placement, structured finance and specialty advisory assignments.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: Cash and Cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Basis of Accounting: The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Accounts Receivable: No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

Provision for Income Taxes: In accordance with FASB ASC 740, Income Taxes (which includes the former FASB interpretation 48 Accounting for Uncertainty in Income Taxes) effective for financial statements beginning after December 15, 2008, the Company has had no examinations in progress and none are expected at this time. As of December 31, 2010, management of the Company has reviewed all open tax years and major jurisdictions and concluded the adoption of the new accounting guidance resulted in no impact to the Company's financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns. Further, no interest or penalties have been accrued or charged to expense as of December 31, 2010 or for the year then ended. The corporate income tax returns of the Company for 2010, 2009, and 2008 are subject to examination, generally for three years after they were filed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

For income tax purposes, the stockholders have elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

State and local income taxes are provided based on statutory rates.

The components of the provision for corporate income taxes for the year ended December 31, 2010 consisted of the following:

| | 2010 |
|---|---|
| Federal | $ -- |
| States | 1,632 |
| Local | 25 |
| Provision for Corporate Income Taxes | $ 1,657 |

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,000. At December 31, 2010 the Company had net capital of $44,412, which exceeded its requirement of $5,000 by $39,412.

NOTE 4 - COMPANY STOCK SALE AND CONSULTING AGREEMENT

Effective as of December 31, 2009, the Company's prior sole shareholder sold all the issued and outstanding common stock of the Company (100 shares) to four individuals who will continue Carreden Group, Inc.'s business operations primarily in Moraga, California.

In connection with the transition of Carreden Group, Inc.'s supervisory and regulatory activities, the Company has contracted its former sole shareholder for consulting services through June of 2013. The fee for such services is based on various annual percentages of the Company's total gross revenue in accordance with the terms of the agreement.

NOTE 5 - SUBSEQUENT EVENTS

Carreden Group, Inc. has adopted FASB ASC 855 (Formerly, Statement of Financial Accounting Standards (SFAS) No. 165), Subsequent Events, effective for financial statements ending after June 15, 2009. Management has evaluated all activity through February 24, 2011, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

# SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| STOCKHOLDERS' EQUITY | | $ 49,640 |
| DEDUCTIONS AND/OR (CHARGES) | | |
| NONALLOWABLE ASSETS/LIABILITIES | | |
| Accounts Receivable | $ 1,858 | |
| Prepaid Expenses | 1,641 | |
| Other Assets | 1,729 | |
| TOTAL DEDUCTIONS AND/OR (CHARGES) | | 5,228 |
| NET CAPITAL, AS DEFINED | | 44,412 |
| MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Qualified Aggregate Indebtedness, or $5000 | | 5,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | | $ 39,412 |

The difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing is due to net year-end audit adjustments of $6,564 comprised of $6,564 accrued expenses/taxes payable increases on the Statement of Financial Condition.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Officers and Directors of
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") for the year ended December 31, 2010 in accordance with Auditing Standards Generally Accepted in the United States of America, (on which we issued our report dated February 24, 2011) we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required of Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2010 and this report does not effect our report thereon dated February 24, 2011. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors', management of the Company, the SEC, New York Stock Exchange, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

David I Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2011
New York, New York

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045109 FINRA DEC
CARREDEN GROUP INC 21*21
1100 MORAGA WAY STE 209
MORAGA CA 94556-1155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment (item 2e from page 2)~~ $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( — )

Date Paid

C. Less prior overpayment applied ( 732.24 )

D. Assessment balance due or (overpayment) (732.24)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (732.24)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $( 732.24 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carreden Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Treasurer
(Title)

Dated the 24th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,027,074

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PLEASE SEE ATTACHED WORKSHEET 5,027,074

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 5,027,074

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)